EXHIBIT 99.1
                                                                    ------------


A COPY OF THIS PRELIMINARY SHORT FORM PROSPECTUS HAS BEEN FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN EACH OF THE PROVINCES OF CANADA BUT HAS NOT YET BECOME FINAL FOR THE PURPOSE OF THE SALE OF SECURITIES. INFORMATION CONTAINED IN THIS PRELIMINARY SHORT FORM PROSPECTUS MAY NOT BE COMPLETE AND MAY HAVE TO BE AMENDED. THE SECURITIES MAY NOT BE SOLD UNTIL A RECEIPT FOR THE SHORT FORM PROSPECTUS IS OBTAINED FROM THE SECURITIES REGULATORY AUTHORITIES.

NO SECURITIES REGULATORY AUTHORITY HAS EXPRESSED AN OPINION ABOUT THESE SECURITIES AND IT IS AN OFFENCE TO CLAIM OTHERWISE. THIS SHORT FORM PROSPECTUS CONSTITUTES A PUBLIC OFFERING OF THESE SECURITIES ONLY IN THOSE JURISDICTIONS WHERE THEY MAY BE LAWFULLY OFFERED FOR SALE AND THEREIN ONLY BY PERSONS PERMITTED TO SELL SUCH SECURITIES. THESE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR ANY STATE SECURITIES LAWS. ACCORDINGLY, EXCEPT TO THE EXTENT PERMITTED BY THE UNDERWRITING AGREEMENT, THESE SECURITIES MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OF AMERICA OR TO A U.S. PERSON (AS SUCH TERM IS DEFINED IN REGULATION S UNDER THE 1933 ACT) UNLESS REGISTERED UNDER THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. THIS SHORT FORM PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THESE SECURITIES WITHIN THE UNITED STATES OF AMERICA. SEE "PLAN OF DISTRIBUTION".

                       PRELIMINARY SHORT FORM PROSPECTUS
NEW ISSUE                                                       February 2, 2005

                             [GRAPHIC OMITTED]
                      [LOGO COMPTON PETROLEUM CORPORATION]

                                  $___________
                            __________ COMMON SHARES

         This prospectus qualifies the distribution of ___________ common shares ("COMMON SHARES") of Compton Petroleum Corporation ("COMPTON"). The outstanding Common Shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol "CMT". On February 1, 2005, the closing price of the Common Shares on the TSX was $11.79 per Common Share. Compton will apply to list the Common Shares distributed under this short form prospectus on the TSX. Listing will be subject to Compton fulfilling all of the listing requirements of the TSX. The price of the Common Shares offered hereunder was determined by negotiation between Compton and Tristone Capital Inc., on its own behalf and on behalf of GMP Securities Ltd., FirstEnergy Capital Corp., TD Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Orion Securities Inc., Raymond James Ltd., Scotia Capital Inc. and Salman Partners Inc. (collectively, the "Underwriters").

                ------------------------------------------------
                        PRICE: $_______ PER COMMON SHARE
                ------------------------------------------------

                                               PRICE TO PUBLIC         UNDERWRITERS' FEE        NET PROCEEDS TO COMPTON(1)
                                              -------------------     --------------------    --------------------------------
Per Common Share.......................            $____                    $____                        $____
     Total.............................            $____                    $____                        $____

NOTE:

(1)      Before deducting expenses of this offering, estimated to be $_________.

         The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by Compton and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "PLAN OF DISTRIBUTION" and subject to approval of certain legal matters on behalf of Compton by Stikeman Elliott LLP and on behalf of the Underwriters by Fraser Milner Casgrain LLP. Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription book at any time without notice. Definitive Common Share certificates will be available for delivery at closing, which is expected to occur on or about February 18, 2005 but in any event not later than February 28, 2005. The Underwriters may effect transactions which stabilize or maintain the market price for the Common Shares at levels other than those which otherwise might prevail in the open market. See "PLAN OF DISTRIBUTION".

         EACH OF BMO NESBITT BURNS INC., SCOTIA CAPITAL INC. AND TD SECURITIES INC. IS, DIRECTLY OR INDIRECTLY, A WHOLLY-OWNED OR MAJORITY-OWNED SUBSIDIARY OF A CANADIAN CHARTERED BANK WHICH IS A LENDER TO COMPTON AND TO WHICH COMPTON IS CURRENTLY INDEBTED. CONSEQUENTLY, COMPTON IS CONSIDERED TO BE A CONNECTED ISSUER OF EACH OF THESE UNDERWRITERS FOR THE PURPOSES OF CANADIAN SECURITIES LAWS. A PORTION OF THE NET PROCEEDS OF THIS OFFERING WILL BE USED INITIALLY TO REPAY A PORTION OF THE INDEBTEDNESS OF COMPTON TO SUCH BANKS. SEE "RELATIONSHIP AMONG COMPTON AND CERTAIN UNDERWRITERS" AND "USE OF PROCEEDS".

                                TABLE OF CONTENTS


ELIGIBILITY FOR INVESTMENT.....................................................3
NOTE REGARDING FORWARD LOOKING STATEMENTS......................................3
CURRENCY.......................................................................4
DOCUMENTS INCORPORATED BY REFERENCE............................................4
COMPTON PETROLEUM CORPORATION..................................................6
DESCRIPTION OF SECURITIES......................................................6
PLAN OF DISTRIBUTION...........................................................6
CAPITALIZATION OF COMPTON......................................................7
USE OF PROCEEDS................................................................8
RELATIONSHIP AMONG COMPTON AND CERTAIN UNDERWRITERS............................8
LEGAL MATTERS..................................................................8
INTERESTS OF EXPERTS...........................................................8
RISK FACTORS...................................................................8
AUDITORS, TRANSFER AGENT AND REGISTRAR.........................................8
PURCHASERS' STATUTORY RIGHTS...................................................9
AUDITORS' CONSENT.............................................................10
CERTIFICATE OF COMPTON........................................................11
CERTIFICATE OF THE UNDERWRITERS...............................................12


                         ELIGIBILITY FOR INVESTMENT

         In the opinion of Stikeman Elliott LLP and Fraser Milner Casgrain LLP, based on representations of Compton as to certain factual matters, the Common Shares offered hereby will, on the date of closing, be qualified investments under the INCOME TAX ACT (Canada) (the "TAX ACT") and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans and will not, on the date of closing, be foreign property for the purpose of the Tax Act.

                   NOTE REGARDING FORWARD LOOKING STATEMENTS

         This short form prospectus and the documents incorporated by reference herein contain forward-looking statements, including forward-looking statements within the meaning of the U.S. federal securities laws. These statements relate to future events or Compton's future performance. All statements other than statements of historical fact are forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In addition, this short form prospectus and the documents incorporated by reference herein may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Forward-looking statements included or incorporated by reference in this short form prospectus include, but are not limited to, statements with respect to:

o        the focus of capital expenditures;

o the sale, farming in, farming out or development of certain exploration properties using third party resources;

o the impact of changes in oil and natural gas prices on cash flow after hedging;

o        drilling plans;

o the existence, operation and strategy of the commodity price risk management program;

o the approximate and maximum amount of forward sales and hedging to be employed;

o Compton's acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;

o the impact of Canadian federal and provincial governmental regulation on Compton relative to other oil and gas issuers of similar size;

o        the impact of amendments to the Tax Act on Compton;

o the goal to sustain or grow production and reserves through prudent management and acquisitions;

o        the emergence of accretive growth opportunities; and

o Compton's ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets.

         Although Compton believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Neither Compton nor the Underwriters can guarantee future results, levels of activity, performance, or achievements. Moreover, neither Compton, the Underwriters nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Some of the risks and other factors, certain of which are beyond Compton's control, which could cause results to differ materially from those expressed in the forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein include, but are not limited to:

o        general economic conditions in Canada, the United States and globally;

o industry conditions, including fluctuations in the price of oil and natural gas;

o royalties payable in respect of Compton's oil and natural gas production;

o governmental regulation of the oil and gas industry, including environmental regulation;

o        fluctuation in foreign exchange or interest rates;

o unanticipated operating events which can reduce production or cause production to be shut-in or delayed or operating costs to increase;

o failure to obtain industry partner and other third party consents and approvals, when required;

o        stock market volatility and market valuations; and

o        the need to obtain required approvals from regulatory authorities.

         Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein: (a) were made as of the dates stated therein and have not been updated except as modified or superseded by a subsequently filed document that is also incorporated by reference in this short form prospectus; and (b) are expressly qualified by this cautionary statement. Neither Compton nor the Underwriters are under any duty to update any of the forward-looking statements after the date of this short form prospectus to conform such statements to actual results or to changes in Compton's expectations.

                                    CURRENCY

         All references to currency in this prospectus are references to Canadian currency unless otherwise expressly stated.

                      DOCUMENTS INCORPORATED BY REFERENCE

         INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Compton at 425 - 1st Street S.W., Suite 3300, Calgary, Alberta, T2P 3L8 (telephone (403) 237-9400) and are also available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at WWW.SEDAR.COM. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Compton at the above-mentioned address and telephone number.

         The following documents of Compton, filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated into and form an integral part of this short form prospectus:

(a)      the renewal annual information form of Compton dated May 14, 2004 (the
         "AIF");

(b) the audited consolidated financial statements of Compton as at and for the years ended December 31, 2002 and 2003, together with the notes thereto and the auditors' report thereon;

(c) management's discussion and analysis of the financial condition and operations of Compton for the years ended December 31, 2003 and 2002;

(d) the unaudited interim consolidated financial statements of Compton for the nine months ended September 30, 2004 and 2003;

(e) management's discussion and analysis of the financial condition and operations of Compton for the nine months ended September 30, 2004 and 2003; and

(f) the management proxy circular of Compton dated May 3, 2004 (the "PROXY CIRCULAR"), relating to the annual general and special meeting of the holders of Common Shares of Compton held on June 17, 2004 (excluding those portions thereof which appear under the headings "COMPOSITION OF THE GOVERNANCE AND COMPENSATION COMMITTEE", "REPORT ON EXECUTIVE COMPENSATION", "PERFORMANCE GRAPH" and "STATEMENT OF CORPORATE GOVERNANCE PRACTICES").

         Any of the following documents, if filed by Compton with the provincial securities commissions or similar authorities in Canada after the date of this short form prospectus and before the termination of the offering, are deemed to be incorporated by reference in this short form prospectus:

(a)      material change reports (except confidential material change reports);

(b)      comparative interim financial statements;

(c) comparative financial statements for Compton's most recently completed financial year, together with the accompanying report of the auditor; and

(d) information circulars (other than any disclosure comparable to those portions of the Proxy Circular which are not incorporated in this short form prospectus).

         Documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this short form prospectus or in any other subsequently filed document that is also incorporated by reference in this short form prospectus.

                          COMPTON PETROLEUM CORPORATION

         Compton is a corporation incorporated under the BUSINESS CORPORATION ACT (Alberta) with its head and principal office located at Suite 3300, 425 - 1st Street S.W., Calgary, Alberta T2P 3L8. Compton's registered office is located at 30th Floor, 237 - 4th Avenue S.W., Calgary, Alberta, T2P 4X7.

         Compton is a Calgary-based independent company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canada Sedimentary Basin.

                           DESCRIPTION OF SECURITIES

COMMON SHARES

         The offering consists of _______ Common Shares at a price of $________ per Common Share. The Common Shares have attached to them the following rights, privileges, restrictions and conditions: (i) except for meetings at which only holders of another specified class or series of shares of Compton are entitled to vote separately as a class or series, each holder of a Common Share is entitled to receive notice of, to attend and to vote at all meetings of the shareholders of Compton; (ii) subject to the rights, privileges, restrictions and conditions attached to any preferred shares, the holders of Common Shares are entitled to receive dividends if, and when, declared by the directors of Compton; and (iii) subject to the rights, privileges, restrictions and conditions attached to any other class of shares of Compton, the holders of Common Shares are entitled to share equally in the remaining property of Compton upon liquidation, dissolution or winding-up of Compton.

SHAREHOLDER RIGHTS PLAN

         Compton has a shareholder rights plan (the "RIGHTS PLAN") under the terms of a shareholder rights plan agreement dated as of April 22, 2003 between Compton and Computershare Trust Company of Canada, as rights agent. The Rights Plan is designed to encourage the fair treatment of shareholders in connection with a take-over bid for Compton. Rights issued under the Rights Plan become exercisable when a person, and any related parties, acquires or announces its intention to acquire 20% or more of the outstanding Common Shares without complying with certain provisions set out in the Rights Plan or without approval of the board of directors of Compton. Should such an acquisition or announcement occur, each rights holder, other than the acquiring person and related parties, will have the right to purchase Common Shares at a 50% discount to the market price at that time.

                              PLAN OF DISTRIBUTION

         Pursuant to an agreement dated _____, 2005 (the "UNDERWRITING AGREEMENT") among Compton and the Underwriters, Compton has agreed to issue and sell an aggregate of _______ Common Shares to the Underwriters, and the Underwriters have severally agreed to purchase such Common Shares on February 18, 2005 or on such other date as may be agreed among the parties to the Underwriting Agreement, such date not to be later than February 28, 2005. Delivery of the Common Shares is conditional upon payment on closing of $_____ per Common Share by the Underwriters to Compton. The Underwriting Agreement provides that Compton will pay the Underwriters' fee of $_____ per Common Share for an aggregate fee of $_____, in consideration for their services in connection with this offering. The offering price of the Common Shares offered hereunder was determined by negotiation between Compton and Tristone Capital Inc., on its own behalf and on behalf of the other Underwriters.

         The obligations of the Underwriters under the Underwriting Agreement are several and not joint and may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obliged to take up and pay for all of the Common Shares offered hereby if any are purchased under the Underwriting Agreement. If an Underwriter fails to purchase the Common Shares which it has agreed to purchase, any one or more of the other Underwriters may, but is not obligated to, purchase such Common Shares. Compton is not obligated to sell less than all of the Common Shares.

         Compton will apply to list the Common Shares distributed under this short form prospectus on the TSX. Listing will be subject to Compton fulfilling all of the listing requirements of the TSX.

         Compton has agreed with the Underwriters that it will not, during the period ending 90 days after the Closing Date, issue or sell any Common Shares or any securities convertible into or exchangeable for Common Shares, without the prior written consent of Tristone Capital Inc. on behalf of the Underwriters, after consultation with the Underwriters, such consent not to be unreasonably withheld, other than any issue or sale pursuant to: (i) Compton's stock option plan; and (ii) rights issued pursuant to the shareholder rights plan of Compton.

         Compton has been advised by the Underwriters that, in connection with this offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

         The Common Shares offered hereby have not been and will not be registered under the 1933 Act or any state securities laws, and accordingly may not be offered or sold within the United States of America or to U.S. Persons (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. The Underwriting Agreement provides that the Underwriters will offer and sell the Common Shares only (a) outside the United States in accordance with Regulation S under the 1933 Act, or (b) inside the United States, to (i) qualified institutional buyers purchasing Common Shares from the Underwriters through their U.S. broker-dealer affiliates in compliance with Rule 144A under the 1933 Act, or (ii) accredited investors that satisfy the criteria set forth in Rule 501(a)(1), (2), (3) or (7) under the 1933 Act ("INSTITUTIONAL ACCREDITED INVESTORS"), pursuant to an exemption from registration under the 1933 Act. Any sale of Common Shares to an Institutional Accredited Investor by Compton will reduce the number of Units required to be purchased by the Underwriters, but will not reduce the Underwriters' fee.

         In addition, until 40 days after the commencement of this offering, any offer or sale of Common Shares offered hereby within the United States by any dealer (whether or not participating in this offering) may violate the registration requirements of the 1933 Act if such offer or sale is made other than in accordance with Rule 144A under the 1933 Act.

                           CAPITALIZATION OF COMPTON

         The following table sets forth the consolidated capitalization of Compton as at December 31, 2003 and as at September 30, 2004, both before and after giving effect to this offering:

                                                    OUTSTANDING AS AT              OUTSTANDING AS AT           OUTSTANDING AS AT
                                                DECEMBER 31, 2003 BEFORE          SEPTEMBER 30, 2004           SEPTEMBER 30, 2004
                                                  GIVING EFFECT TO THIS      BEFORE GIVING EFFECT TO THIS    AFTER GIVING EFFECT TO
                                                        OFFERING                       OFFERING                  THIS OFFERING
     DESIGNATION               AUTHORIZED               (AUDITED)                     (UNAUDITED)                (UNAUDITED)(4)
------------------------     -------------      -------------------------    ----------------------------    ----------------------
Long term debt (1)......           -                  $164,500,000                   $184,000,000                   $___________
Senior term notes (2)...           -                  $213,246,000                   $208,543,500                   $208,543,500
Share capital...........
   Preferred shares.....       Unlimited                   Nil                            Nil                           Nil
   Common shares (3)           Unlimited              $131,577,100                   $135,211,623                   $___________
                                              (116,422,521 Common shares)     (117,442,779 Common Shares)     (______ Common Shares)

NOTES:

(1) Compton has arranged authorized senior credit facilities (the "CREDIT FACILITIES") with a syndicate of Canadian banks in the amount of $240,000,000. Advances under these facilities can be drawn in either Canadian or U.S. funds. These facilities bear interest at the lenders' prime lending rate or at the Bankers' Acceptance rate or LIBOR plus a margin currently set at 0.45%, 1.45% and 1.45%, respectively. Margins are determined based on the ratio of total consolidated debt to consolidated cash flow. These facilities mature on July 7, 2005. These facilities are secured by a first fixed and floating charge debenture in the amount of $325,000,000 covering all of the present and after-acquired assets and undertakings of Compton.

(2) The senior term notes of Compton bear interest at 9.90%, payable semi-annually, with principal repayable on May 15, 2009, and are subordinate to the Credit Facilities. These notes are not redeemable prior to May 15, 2006, except in limited circumstances. After that time, these notes can be redeemed by Compton in whole or in part. Compton has entered into a cross currency, interest rate swap arrangement with its banking syndicate whereby interest paid by Compton on the U.S.$165,000,000 principal amount of these notes is based on the 90 day Bankers' Acceptance rate plus 4.85% calculated on the $259,000,000 proceeds of issuance. This arrangement resulted in an interest rate of 6.98% during the period ended September 30, 2004.

(3) As at December 31, 2004, there were options outstanding to purchase an aggregate of 11,654,767 Common Shares.

(4) As at December 31, 2003, Compton had retained earnings of $224,569,135, future income taxes of $223,807,387 and asset retirement obligations of $17,328,838.

                                 USE OF PROCEEDS

         The net proceeds of this offering, after payment of the Underwriters' fee of $______ and expenses of the issue estimated to be $_____, will be approximately $_____. See "PLAN OF DISTRIBUTION". The net proceeds of this offering initially will be used to repay a portion of the current indebtedness of Compton under the Credit Facilities and thereafter to expand and accelerate Compton's capital expenditure program. See also "RELATIONSHIP AMONG COMPTON AND CERTAIN UNDERWRITERS".

              RELATIONSHIP AMONG COMPTON AND CERTAIN UNDERWRITERS

         Each of BMO Nesbitt Burns Inc., Scotia Capital Inc. and TD Securities Inc. is a wholly-owned or majority-owned subsidiary of a Canadian chartered bank which is a lender to Compton pursuant to the Credit Facilities. Accordingly, Compton is considered a connected issuer of BMO Nesbitt Burns Inc., Scotia Capital Inc. and TD Securities Inc. under applicable Canadian securities laws.

         As at December 31, 2004, $220,000,000 was outstanding under the Credit Facilities and the net proceeds of this offering initially will be used to repay a portion of the current indebtedness under the Credit Facilities. Compton is in compliance with all material terms of the agreement governing the Credit Facilities, and none of the lenders thereunder have waived any breach by Compton of that agreement since its execution. The Credit Facilities are secured by a first fixed and floating charge debenture in the amount of $325,000,000 covering all of the present and after-acquired assets and undertakings of Compton. Neither the financial position of Compton nor the value of the security under the Credit Facilities has changed substantially since the indebtedness under the Credit Facilities was incurred.

         The decision to distribute the Common Shares offered hereby and the determination of the terms of the distribution were made through negotiations primarily between Compton and Tristone Capital Inc., on its own behalf and on behalf of the remaining Underwriters. The lenders under the Credit Facilities did not have any involvement in such decision or determination, but have been advised of the issuance and the terms thereof. As a consequence of this issuance, each of BMO Nesbitt Burns Inc., Scotia Capital Inc. and TD Securities Inc. will receive its share of the Underwriters' fee.

                                 LEGAL MATTERS

         Certain legal matters in connection with the issuance of the Common Shares offered hereby will be passed upon on behalf of Compton by Stikeman Elliott LLP and on behalf of the Underwriters by Fraser Milner Casgrain LLP.

                              INTERESTS OF EXPERTS

         The partners and associates of Stikeman Elliott LLP, as a group, and the partners and associates of Fraser Milner Casgrain LLP, as a group, each owned, directly or indirectly, less than 1% of the outstanding Common Shares.

         Reserve estimates contained in the AIF, and incorporated by reference into this prospectus, are based upon a report prepared by Netherland, Sewell & Associates, Inc. ("NETHERLAND SEWELL") as at January 1, 2004. The principals of Netherland Sewell, as a group, own, directly or indirectly, less than 1% of the outstanding Common Shares.

                                  RISK FACTORS

         Investors should carefully consider the risks described at pages 31 and 32 under "RISK FACTORS" in the AIF incorporated herein by reference.

                     AUDITORS, TRANSFER AGENT AND REGISTRAR

         The auditors of Compton are Grant Thornton LLP, Chartered Accountants, Suite 1000, 112 - 4th Avenue S.W., Calgary, Alberta T2P 0H3.

         The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal offices in Toronto and Calgary.

                          PURCHASERS' STATUTORY RIGHTS

         Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

                                AUDITORS' CONSENT


The Board of Directors
Compton Petroleum Corporation

         We have read the short form prospectus of Compton Petroleum Corporation ("COMPTON") dated February 2, 2005 relating to the sale and issuance of Common Shares of Compton. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

         We consent to the incorporation by reference in the above-mentioned short form prospectus of our report dated April 19, 2004 to the shareholders of Compton on the consolidated balance sheets of Compton as at December 31, 2003 and 2002 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended.



Calgary, Alberta                                   /s/ Grant Thornton LLP
February 2, 2005                                   Chartered Accountants

                             CERTIFICATE OF COMPTON

Date:    February 2, 2005

         This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.



                       COMPTON PETROLEUM CORPORATION




          /s/  E.G. SAPIEHA                          /s/ N.G. KNECHT
       -----------------------                 ---------------------------
           President and                       Vice President, Finance and
       Chief Executive Officer                   Chief Financial Officer




                    On behalf of the Board of Directors:





        /s/ JEFFREY T. SMITH                       /s/ JOHN W. PRESTON
       -----------------------                 ---------------------------
             Director                                    Director

                         CERTIFICATE OF THE UNDERWRITERS


Date:    February 2, 2005

         To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.


                              TRISTONE CAPITAL INC.

                          By: /s/ R. BRADLEY HURTUBISE



                               GMP SECURITIES LTD.

                             By: /s/ THOMAS A. BUDD



         FIRSTENERGY CAPITAL CORP.                       TD SECURITIES INC.

         By: /s/ David I. Holmer                        By: /s/ DAVID I. HOLM



                             BMO NESBITT BURNS INC.

                            By: /s/ JASON J. ZABINSKY

CIBC WORLD MARKETS INC.         ORION SECURITIES INC.             RAYMOND JAMES LTD.               SCOTIA CAPITAL INC.

By: /s/ ART N. KORPACH        By: /s/ LEE A. PETTIGREW           By: /s/ JASON HOLTBY           By: /s/ CRAIG M. LANGPAP



                              SALMAN PARTNERS INC.

                            By: /s/ FRANCESCO G. MELE

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